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                                                             Rule 424(b) and (c)
                                                      Registration No. 333-28231


                    Supplement No. 2 dated August 22, 1997
                       to Prospectus dated July 23, 1997

     On August 22, 1997, the Company reached an agreement in principle with Mayfair Partners, L.P. ("Mayfair"), the Company's area developer for Washington, D.C., northern Virginia and portions of Maryland, to convert the Company's convertible secured loan to Mayfair into a majority equity interest, subject to Mayfair's waiver of the moratorium period as provided in the loan agreement and to certain other terms and conditions currently being negotiated between the parties. If the conversion of the Mayfair loan is consummated, the Company will hold an equity interest in Mayfair of approximately 75% and will add 53 stores to the Company's store base.